October 1, 2018

Terry Howlett
President and Chief Executive Officer
Skinvisible, Inc.
6320 South Sandhill Road, Suite 10
Las Vegas, NV 89120

       Re: Skinvisible, Inc.
           Amendment No. 5 to
           Preliminary Proxy Statement on Schedule 14A
           Filed September 24, 2018
           File No. 000-25911

Dear Mr. Howlett:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 7, 2018 letter.

Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A filed September 24, 2018

Quoin Pharmaceuticals, Inc. Financial Statements (Unaudited)
4. Business Acquisitions
Acquisition of Polytherapeutics, Inc., page 40

1. We note your revisions in response to our prior comment one. Please provide us your analysis for determining that the acquisition of Polytherapeutics, Inc. was considered that of a business with reference to authoritative literature within ASC 805 upon which you relied.
 Terry Howlett
Skinvisible, Inc.
October 1, 2018
Page 2
2. Please tell us how you determined the fair value of intangible assets of $40,833 acquired in the acquisition of Polytherapeutics and provide us a list of the nature and fair value of each intangible asset acquired and why their fair value equals the $40,833 you paid for the acquisition. In addition, it appears from your disclosure on page 40 that no other identifiable assets were acquired nor liabilities were assumed in the acquisition. Please confirm that no other identifiable assets were acquired and no liabilities were assumed.
Skinvisible Inc. Unaudited Proforma Combined Statements of Operations Three Months Ending
June 30, 2018, page 54

3. Please remove the unaudited pro forma combined statements of operations for the three months ended June 30, 2018.
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Financial Data (Unaudited), page 55

4. Please disclose the amount of consideration transferred for the Company that you assume for pro forma purposes and how you determined it. Tell us how it complies with ASC
       805-40-30-2.
5. Please disclose a list of the Company's identifiable assets acquired and liabilities assumed by Quoin, the accounting acquirer, and their fair values.
6. Please disclose the amount by which the consideration transferred exceeds or is less than the fair value of identifiable assets acquired less liabilities assumed and your accounting for that amount.
2. Pro Forma Assumptions and Adjustments, page 57

7. Please disclose the amount by which the consideration transferred exceeds or is less than the fair value of identifiable assets acquired less liabilities assumed and your accounting for that amount.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442
with any questions.



                                                             Sincerely,
FirstName LastNameTerry Howlett
                                                             Division of
Corporation Finance
Comapany NameSkinvisible, Inc.
                                                             Office of
Healthcare & Insurance
October 1, 2018 Page 2
cc:       Scott Doney
FirstName LastName